Exhibit 12

Calculation of Ratios of Earnings to Fixed Charges

Our historical ratios of (deficit) earnings to fixed charges for the periods indicated are set forth below. As of June 30, 2014, we did not have any shares of preferred stock outstanding.

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) total fixed charges.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest.

	Six Months Ended June 30, 2014	Years Ended December 31,
(Dollars in thousands)		2013	2012	2011	2010	2009
Fixed Charges
Interest expense, excluding deposits	$1,378	$2,468	$2,210	$6,219	$10,544	$10,404
Estimate of interest in rental expense	13	33	32	36	37	34

Total fixed charges	$1,391	$2,501	$2,242	$6,255	$10,581	$10,438

(Deficit) earnings
(Loss) income before provision for income taxes	$(3,649)	$19,596	$22,432	$10,831	$18,983	$14,667
Add: Fixed charges	1,391	2,501	2,242	6,255	10,581	10,438

Total (deficit) earnings	$(2,258)	$22,097	$24,674	$17,086	$29,564	$25,105

Ratio of (deficit) earnings to fixed charges, excluding interest on deposits	(1.62)	8.83	11.00	2.73	2.79	2.41

	Six Months Ended June 30, 2014	Years Ended December 31,
(Dollars in thousands)		2013	2012	2011	2010	2009
Fixed Charges
Interest expense, including deposits	$6,682	$10,460	$10,944	$17,471	$22,161	$29,775
Estimate of interest in rental expense	13	33	32	36	37	34

Total fixed charges	$6,695	$10,493	$10,976	$17,507	$22,198	$29,809

Earnings
(Loss) income before provision for income taxes	$(3,649)	$19,596	$22,432	$10,831	$18,983	$14,667
Add: Fixed charges	6,695	10,493	10,976	17,507	22,198	29,809

Total earnings	$3,046	$30,089	$33,408	$28,338	$41,181	$44,476

Ratio of earnings to fixed charges, including interest on deposits	0.45	2.87	3.04	1.62	1.86	1.49